

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2020

Anthony Sun, M.D.
Chief Executive Officer
Zentalis Pharmaceuticals, Inc.
530 Seventh Avenue, Suite 2201
New York, New York 10018

> **Re: Zentalis Pharmaceuticals, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 10, 2020**
> **File No. 377-03289**

Dear Dr. Sun:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Nathan Ajiashvili